Exhibit 1
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FOR IMMEDIATE RELEASE                                            21 January 2009


                                 WPP PLC ("WPP")

WPP will be announcing its Preliminary Statement for the year ended 31 December 2008 on Friday, March 6th 2009.


Contact:
Feona McEwan, WPP
www.wpp.com                     T. +44 (0)20 7408 2204
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